Exhibit 1

PRESS RELEASE

Gentium Announces Defibrotide Results Highlighted at Opening Session and Symposium at EBMT Annual Meeting

•	Utility in prevention of hepatic veno-occlusive disease and acute graft vs host disease in high risk children

•	New insights into biological mechanism of action

•	Subject of satellite symposium with key opinion leaders

VILLA GUARDIA, Italy, March, 23, 2010

Gentium S.p.A. (Nasdaq: GENT) today announced that the abstract titled, "Defibrotide prevents hepatic VOD and reduces significantly VOD-associated complications in children at high risk: final results of a prospective phase II/III multicenter study," was presented on Sunday, March 21, 2010, at the opening session of the European Blood and Marrow Transplantation (EBMT) 36th Annual Meeting in Vienna. The abstract received the esteemed Van Bekkum Award for the best abstract submitted to the physician's program.  Dr. Selim Corbacioglu, Professor of Pediatrics, University of Regensburg (Germany) and Principal Investigator of the Pediatric Prevention trial, accepted the award and presented the final results of the study.

This Phase II/III, randomized, controlled study evaluated the prophylactic use of Defibrotide in pediatric stem cell transplant (SCT) patients at high risk for veno-occulsive disease (VOD).  In the intent to treat analysis (ITT), which included 356 patients (180 patients in the prophylaxis arm and 176 in the control arm), Defibrotide demonstrated a 40% reduction in the incidence of VOD within 30 days after SCT, the primary endpoint of the study.  VOD incidence was 20% in the control arm and 12% in the prophylaxis arm (p=0.0488 Competing Risk; p=0.0507 Kaplan-Meier). In the per-protocol analysis, the VOD incidence was 20% in the control arm and 11% in the prophylaxis arm (p=0.0225 Competing Risk; p=0.0234 Kaplan-Meier).  A p-value equal to or less than 0.05 is needed to achieve statistical significance.

In addition, a pre-specified analysis showed that the incidence and severity of acute graft versus host disease (GvHD) by day 100 in allogeneic SCT recipients was significantly reduced from 63% for the control arm to 45% for the prophylaxis arm (p=0.0046 for incidence of GvHD and p=0.0034 for severity). Renal failure was reduced from 6% in the control group to 1% in the Defibrotide group (p=0.0169).  With regard to safety, Defibrotide was well tolerated and no difference in adverse events was observed between the two study arms.

"The results from the study demonstrated that Defibrotide reduced the incidence of VOD in high risk pediatric patients,” stated Dr. Selim Corbacioglu. “SCT patients who develop VOD, regardless of its severity and despite prompt treatment, have a mortality rate four times greater than patients without VOD.  We are also very enthusiastic that Defibrotide has the potential to reduce the incidence and severity of acute GvHD, a life threatening complication, which is frequent in SCT and has limited treatment options.  We believe that Defibrotide could have a future role for the prevention of GvHD.”

“The Defibrotide VOD prevention study was the largest study performed in the pediatric SCT setting and its results have been included in the press conference of the EBMT,” said Professor Dietger Niederwieser of University of Leipzig, Chairman of the opening session, President of the EBMT, and newly elected president of the Worldwide Network for Blood & Marrow Transplantation (WBMT). “The results of this study, which demonstrate a reduction in VOD as well as the potential beneficial effects on GvHD and renal failure, are consistent with the effects of endothelial protection and confirm the potential of Defibrotide in preventing transplant related toxicities.”

“We are very encouraged by the recognition of this study by the leaders of the European hematology community,” said Dr. Massimo Iacobelli, Scientific Director of Gentium. “We are fully engaged in preparing the regulatory submissions for the prevention and treatment of VOD.”

Defibrotide’s biological activity and mechanism of action were highlighted in a separate poster-presentation, “Defibrotide protects human microvascular endothelial cells from fludarabine-mediated pro-inflammatory and pro-apoptotic signals: a microarray (Affimetrix) analysis."  This study provides new biological insights on how Defibrotide might protect endothelial cells against chemotherapy-induced activation and cell death, without affecting the antileukemic effect of fludarabine and without affecting normal endothelium.

The satellite symposium “Defibrotide for the Prevention and Treatment of Hepatic VOD following stem cell transplant,” was very well attended, featuring presentations by key opinion leaders Dr. Ernst Holler (University of Regensburg); Dr. Selim Corbacioglu (University of Regensburg); Dr. Paul Richardson (Dana Farber Cancer Institute, Boston, US), and Dr. Enric Carreras (University of Barcelona).  The symposium was chaired by Dr. Rob Soiffer (Dana Farber Cancer Institute, Boston, US).

About the EBMT and the Van Bekkum Award

The European Group for Blood and Marrow Transplantation (EBMT) is a European non-profit organization that was established in 1974 to allow scientists and physicians involved in clinical bone marrow transplantation to share their experience and develop cooperative studies. Representing 527 transplant centers across 57 countries in and outside of Europe, the EBMT promotes all activity aiming to improve stem cell transplantation or cellular therapy.

The Van Bekkum award is named for Dr. Dirk Van Bekkum, who is internationally recognized for his work in bone marrow transplantation; among other achievements, his laboratory was the first to identify what is now known to be graft-versus-host disease.

About the Phase II/III European Pediatric Prevention Trial

The phase II/III European pediatric prevention trial was a prospective, multi-center, open label, randomized clinical trial to evaluate the prophylactic use of Defibrotide in patients under 18 years of age who were undergoing stem cell transplantation (SCT) and were at high risk for developing hepatic Veno-Occlusive Disease (VOD). Patients randomized in the prophylaxis arm received 25 mg/kg/day of Defibrotide in four divided doses beginning at the time of conditioning and until 30 days post transplant. Patients randomized to the control arm received no VOD prophylactic therapy. Patients were permitted to receive Defibrotide as therapy if they developed VOD. The primary endpoint of the study was development of VOD within 30 days post SCT, based on the modified Seattle criteria. A blinded independent review committee of three expert hematologists confirmed the diagnosis of VOD.

About VOD

Veno-occlusive disease is a potentially life-threatening condition, which typically occurs as an important complication of stem cell transplantation. Certain high-dose conditioning regimens used as part of SCT can damage the lining cells of hepatic blood vessels and so result in VOD, a blockage of the small veins of the liver that leads to liver failure and can result in significant dysfunction in other organs such as the kidneys and lungs (so-called severe VOD). SCT is a frequently used treatment modality following high-dose chemotherapy and radiation therapy for hematologic cancers and other conditions in both adults and children. There is currently no approved agent for the treatment or prevention of VOD in the US or the EU.

About GvHD

Graft-versus-host disease (GVHD) is a complication that occurs frequently after allogeneic stem cell transplantation, where with to the blood forming cells a completely new immune system is transplanted from the donor. The differences between the donor and recipient often cause T cells (a subtype of white blood cells) from the donor to recognize the recipient's body tissues as foreign. When this happens, the newly transplanted immune system attacks the transplant recipient's body.  Risk of GvHD increases with the degree of mismatch between donor and recipient.

About Gentium

Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD and Fast Track Designation by the U.S. FDA to treat VOD.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to the possibility of any future regulatory approval, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

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SOURCE: Gentium S.p.A.

Gentium S.p.A.
Gary Gemignani, +1-212-332-1666
Chief Financial Officer
ggemignani@gentium.com

The Trout Group
Marcy Nanus, +1 646-378-2927
mnanus@troutgroup.com